UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 1)*

                             Cottage Investments, Inc.
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                                (Name of Issuer)

                    Common Stock, par value $.00001 per share
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                         (Title of Class of Securities)

                                  221707 10 2
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                                (CUSIP Number)

                                 SEAN M. DALY
                              Corporate Secretary
                              zebramart.com, inc.
                                667 Madison Ave
                            New York, New York 10021
                                (212) 888-1379

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           (Name, Address and Telephone Number of Person Authorized
                   to Receive Notices and Communications)

                                 July 27, 2001
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             (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-1(a) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



ITEM 4.  PURPOSE OF TRANSACTION

     All Shares reported herein as beneficially owned by Mackell were acquired for investment purposes. Mackell may, from time to time, depending on general economic conditions, market prices for Shares, receipt of any necessary regulatory approval and other factors, (i) purchase additional Shares through open-market purchases, privately negotiated transactions or otherwise, and (ii) may dispose of Shares. In connection with the foregoing, Mackell reserves the right to take any action which he deems appropriate, including any of the various actions described below, subject to applicable laws, any required regulatory approval and other requirements.

     Because of the cessation of operations at the Issuer, Mackell intends to encourage the Issuer to seek out and acquire another operating entity to provide value to existing shareholders, and in particular an entity which desires to become a public company through a reverse merger into the Issuer. Any such transaction will likely result in a change of control of the Issuer. There is no assurance that any such acquisition candidate will be discovered, the business of the acquisition candidate will be successful, or that the terms of any such transaction will be favorable to existing shareholders.


                              SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


August 10, 2001


                                          /s/ Daniel J. Mackell, Jr.
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                                          Daniel J. Mackell, Jr.